2485 Augustine Drive
Santa Clara, California 95054
Tel: 408-749-4000
www.amd.com

May 4, 2022

VIA EDGAR
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re: Notice of Disclosure filed in the Quarterly Report on Form 10-Q under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act

Ladies and Gentlemen:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), notice is hereby provided that Advanced Micro Devices, Inc. has made disclosure pursuant to those provisions in its Quarterly Report on Form 10-Q for the period ended March 26, 2022, which was filed with the Securities and Exchange Commission on May 4, 2022.

Sincerely,

Advanced Micro Devices, Inc.

By:	/s/ Harry A. Wolin
Name:	Harry A. Wolin
Title:	Senior Vice President, General Counsel and Secretary